82-01819

SUPPL

NEWS RELEASE

RIDGEWAY PETROLEUM ANNOUNCES PROPOSED FINANCING; PROVIDES UPDATE

Listed: TSX Venture Exchange (Symbol: RGW)

Houston, December 06, 2006--The Board of Directors of Ridgeway Petroleum Corp. (the "Company") announces, subject to regulatory approval, a proposed private placement of up to a maximum of $6,500,000 comprised of units priced at $0.54 per unit. Each unit comprises one share of the Company and one whole non-transferable share purchase warrant entitling the holder to purchase one additional share of the Company for every warrant held at a price of $1.00 for one year from the date of closing of the private placement. The placement is expected to close by December 22nd, 2006.

The proceeds of this placement are intended to be used to pay off the outstanding Note due at the end of the year and to provide funds for the upcoming 2007 drilling program, where up to 12 wells are proposed for drilling within the Company's Helium and CO2 field located in Arizona and New Mexico. The well locations have been permitted and location preparation is beginning. The Company's drilling rig is currently in Odessa, Texas where it is undergoing final upgrading. It is expected that the drilling rig will move to Arizona within the next few weeks.

The Company is also finalizing discussions with a West Texas based drilling company that will provide the operational personnel and ancillary equipment needed to drill the wells.

The Company is also pleased to announce that it has entered into a Memorandum of Understanding with a Houston based Pipeline Company to explore various pipeline options for the delivery of CO2 gas into the Permian Basin of New Mexico.

Ridgeway Petroleum is a development stage company that controls approximately 200,000 acres of land in Arizona and New Mexico where the Company has identified a significant resource of helium and carbon dioxide gases. Development of the project could lead the Company to potentially becoming one of North America's largest suppliers of these gases to Industry.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Barry D. Lasker, President

THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

dlw 12/14